EXHIBIT 99.1

Ultrapetrol Provides Update on Non-Brazilian Flag PSVs Chartered to Petrobras

NASSAU, Bahamas, Sept. 21, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) ("Ultrapetrol" or the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today that it has received notification from Petrobras regarding the early termination of contracts for three of the Company's non-Brazilian flag platform supply vessels (PSVs), the UP Amber, UP Pearl, and UP Esmeralda. The Company is exploring alternative courses of action to remedy the situation, including negotiations with Petrobras and employment in other offshore markets.

The Company's Offshore Supply Business continues to operate six PSVs with Petrobras under Brazilian flag or with Brazilian Special Registries ("REB Rights"). Additionally, the non-Brazilian flagged RSV UP Coral has recently commenced a six-year contract to provide subsea support services to Petrobras, while the two laid-up North Sea vessels, UP Agate and UP Jasper, are currently participating in tenders to enter service with Petrobras as an RSV subsea support vessel and a PSV with REB Rights, respectively.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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CONTACT: The IGB Group
         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com

         Or

         The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com